Westlake Chemical Partners LP

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

(713) 585-2900

March 4, 2020

By EDGAR

Ms. Suzanne Hayes

Legal Branch Chief, Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdraw of Request for Accelerated Effectiveness of Registration Statement on
Form	S-3 (Registration No. 333-236768) of Westlake Chemical Partners LP

Dear Ms. Hayes:

On behalf of Westlake Chemical Partners LP (the “Partnership”), the undersigned hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw, effective immediately, the Partnership’s request for accelerated effectiveness of the above-reference Registration Statement submitted to the Commission on and dated March 3, 2020.

If you need any additional information, please contact me at (713) 585-2900.

Very truly yours,

WESTLAKE CHEMICAL PARTNERS LP

By:	Westlake Chemical Partners GP LLC, its
general partner

By:	/s/ L. Benjamin Ederington
Name:	L. Benjamin Ederington
Title:	Vice President, General Counsel and Secretary